Correspondence

NEMAURA MEDICAL, INC. Advanced Technology Innovation Centre Loughborough University Science and Enterprise Parks 5 Oakwood Drive Loughborough, Leicestershire LE11 3QF United Kingdom

March 29, 2016

Ms. Amanda Ravitz
Assistant Director
 Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nemaura Medical, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-210293

Dear Ms. Ravitz:
The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 pm on March 31, 2016, or as soon thereafter as practicable.
The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEMAURA MEDICAL, INC.
.

By:    /s/ Dewan F. H. Chowdhury
Name: Dewan F. H. Chowdhury
Title:  Chief Executive Officer